Exhibit No. 3.1

Amendment to Second Amended and Restated By-Laws, as amended
Greif, Inc.

Effective prior to the Corporation’s Annual Meeting on February 26, 2019, the Second Amended and Restated By-Laws, as amended, of the Corporation will be amended by deleting Article II, Section 1 and inserting the following in lieu thereof:

“Section 1.    Number of Directors. Until changed in accordance with the provisions of Article IX, below, the number of Directors of the Corporation shall be nine (9).”